Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended March 31,
	2005	2004
	(Restated)	(Restated)
Earnings:

Income from continuing operations before income taxes and cumulative effects of accounting changes	$51,141	$73,159
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	143	148
Add fixed charges as adjusted (from below)	29,083	37,882

	$80,367	$111,189

Fixed charges:
Interest expense:
Corporate	$22,101	$30,245
Amortization of debt costs	2,555	2,413
1/3 of rental expense	4,427	5,224

Fixed charges	29,083	37,882
Less: Capitalized interest	—	—

Fixed charges as adjusted	$29,083	$37,882

Ratio (earnings divided by fixed charges)	2.76	2.94